FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of August 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                            Form 20 - F X Form 40 - F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes ______ No X



This Form 6-K consists of:

A press release issued by Vasogen Inc. on August 1, 2000, entitled: "Vasogen Appoints Tamar Howson as Director of Business Development"


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VASOGEN INC.


                                   By
                                        ---------------------------------------
                                       (Name: Christopher  Waddick)
                                       (Title:   Vice-President, Finance & CFO)

Date:  August 1, 2000

 Vasogen Inc.
                                                   INVESTOR CONTACT
   2155 Dunwin Drive
   Mississauga, ON, Canada L5L 4M1                 Glenn Neumann
   tel: (905) 569-2265   fax: (905) 569-9231       Investor Relations
   www.vasogen.com                                 tel: (905) 569-9065
                                                   e-mail: investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


        Vasogen Appoints Tamar Howson as Director of Business Development

Toronto, Ontario, (August 1, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announced the appointment of Ms. Tamar Howson to the position of Director of Business Development. Ms. Howson will be responsible for directing the Company's licensing and corporate partnering initiatives. She brings extensive licensing and business development experience to Vasogen, recently holding the position of Senior Vice-President and Director of Worldwide Business Development at SmithKline Beecham, a leading healthcare company.

Ms. Howson joined SmithKline as Vice-President and Director, Worldwide Business Development in 1991. Her responsibilities included the in-licensing and business development activities at SmithKline and S.R. One Limited. Prior to joining SmithKline, Ms. Howson served as Vice-President, Venture Investments at Johnson Associates, a venture capital firm. She has also held the position of Director of Worldwide Business Development and Licensing for Squibb Corporation and has ten years' experience with FMC Corporation and Envirotech Corporation, where she was responsible for business planning, venture analysis, and project management. Ms. Howson holds an MBA in Finance and International Business from Columbia University, an MSc from City College of New York, and a BSc in Chemical Engineering from Technion in Israel.

"Ms. Howson brings to Vasogen extensive experience in the area of licensing and business development," commented Bill Grant, Vice-Chairman of Vasogen's Board of Directors and past long-time Director of SmithKline Beecham. "With an impressive record of successful licensing transactions, Tamar has established a worldwide network of pharmaceutical and healthcare industry contacts."

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.